UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

EXACTTARGET, INC.

(Name of subject company (Issuer))

EXCALIBUR ACQUISITION CORP.

a wholly owned subsidiary of

SALESFORCE.COM, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0005 per share	30064K105
(Title of classes of securities)	(CUSIP number of common stock)

Burke F. Norton, Esq.

Executive Vice President and Chief Legal Officer

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901–7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Martin W. Korman, Esq.

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,639,990,338	$360,094.68

(1)	The transaction value was calculated by adding the sum of (i) 69,646,539 outstanding shares of common stock, par value $0.0005 per share, of ExactTarget, Inc. (“Shares”) multiplied by the offer price of $33.75 per share; (ii) 526,825 Shares subject to outstanding restricted stock units multiplied by the offer price of $33.75 per share; and (iii) 11,078,275 Shares issuable pursuant to outstanding options multiplied by an amount equal to $33.75 minus the weighted average exercise price for such options of $9.23 per share. The calculation of the filing fee is based on information provided by ExactTarget, Inc. as of May 31, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction valuation by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$360,094.68	Filing Party:	salesforce.com, inc.
Form of Registration No.:	Schedule TO	Date Filed:	June 12, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) is filed by (i) Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“salesforce.com”), and (ii) salesforce.com. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 12, 2013 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”), of ExactTarget, Inc., a Delaware corporation (“ExactTarget”), at a purchase price of $33.75 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase (as amended and supplemented hereby) is hereby incorporated by reference in answer to Items 1 through 11 and Item 13 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment.

Amendment to Offer to Purchase

Items 1 through 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the “Questions and Answers” of the Offer to Purchase or in Section 13 of the Offer to Purchase entitled “The Transaction Documents; Compensation Arrangements with ExactTarget Executives,” are amended and supplemented and the Questions and Answers and Section 13 of the Offer to Purchase are hereby amended and supplemented as follows:

1. The Question and Answer entitled “Are there any compensation arrangements between salesforce.com and ExactTarget’s directors and officers?” in the Questions and Answers of the Offer to Purchase, is amended and restated in its entirety as follows:

“Are there any compensation arrangements between salesforce.com and ExactTarget’s directors and officers?

On June 30, 2013, Salesforce.com delivered a proposed welcome letter to each of Messrs. Dorsey, McCorkle, Kofoid and Kopp. These welcome letters, which, if agreed to by the relevant executive officers, will become effective upon the initial acceptance for payment for all Shares that are validly tendered pursuant to the Offer (the “Acceptance Time”) and specify each executive officer’s new title and reporting structure that will be in effect beginning with the first business day after the effective time of the Merger. Each welcome letter also commits to recommending to the Compensation Committee of salesforce.com’s Board of Directors that the applicable executive officer receive two new restricted stock unit grants from salesforce.com following the effective time of the Merger. Each such executive officer’s existing employment agreement with ExactTarget will continue to remain in effect, except as modified by his welcome letter, if such welcome letter is entered into by the executive. Under each welcome letter as proposed, the executive officer will agree that he has not had and will not have grounds to resign for good reason under his ExactTarget employment agreement as a result of any portion of the transactions contemplated by the Acquisition Agreement or the welcome letter (including the employment term changes described above). The welcome letter also provides some specific changes to the definition of good reason under the executive officer’s ExactTarget employment agreement to further clarify that triggers for a good reason resignation relating to certain material changes to the employment relationship must relate to changes that occur after the letter and its terms become effective, as well as to make some additional clarifications.

Until such time as any welcome letter or other employment arrangement between salesforce.com and an ExactTarget executive officer (if any) is effective, each officer’s existing employment agreement with ExactTarget will continue to remain in effect.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Compensation Arrangements with ExactTarget Executives.’”

2. The subsection entitled “Compensation Arrangements with ExactTarget Executives” in Section 13 of the Offer to Purchase, entitled “The Transaction Documents,” is amended and restated in its entirety as follows:

“On June 30, 2013, Salesforce.com delivered a proposed welcome letter to each of Messrs. Dorsey, McCorkle, Kofoid and Kopp. If agreed to by the relevant executive officers, each letter will become effective upon the Acceptance Time, and each letter specifies the following changes to each executive officer’s employment beginning with the first business day after the Effective Time:

•	Mr. Dorsey will have the title of CEO, ExactTarget, a salesforce.com company, and report to Marc Benioff.

•	Mr. McCorkle will have the title of President, Technology and Strategy, ExactTarget, a salesforce.com company, and report to Scott Dorsey.

•	Mr. Kofoid will have the title of Chief Operating Officer, ExactTarget, a salesforce.com company, and report to Scott Dorsey.

•	Mr. Kopp will have the title of Chief Marketing Officer, ExactTarget, a salesforce.com company, and report to Scott Dorsey.

Each of these proposed letters also commits to recommending to the Compensation Committee of salesforce.com’s Board of Directors that the applicable executive officer receive two new restricted stock unit grants following the Effective Time from salesforce.com having an aggregate value as follows: for Mr. Dorsey, $7,500,000; for Mr. McCorkle, $5,500,000; for Mr. Kofoid, $5,500,000; for Mr. Kopp, $1,750,000.

Under the proposed welcome letters, the aggregate number of salesforce.com restricted stock units granted to the executive officer pursuant to the welcome letter will equal the dollar value listed above divided by the average closing sale price of one share of salesforce.com common stock as reported on the New York Stock Exchange during the two calendar months preceding the month in which the restricted stock units will be granted. Each grant shall be for 50% of the total number of restricted stock units recommended for the executive officer as calculated in the prior sentence.

The first grant of restricted stock units to each executive officer indicated above will be scheduled to vest over a four-year period with 25% of the restricted stock units vesting on the first anniversary of the grant date and 1/16th of the restricted stock units vesting on each quarterly anniversary of the grant date thereafter, subject to the executive’s continued employment through each vesting date.

The second grant of restricted stock units to each executive officer indicated above will be scheduled to vest over a three-year period with 1/3rd of the restricted stock units vesting on each of the first three anniversaries of the grant date, subject to the executive’s continued employment through each vesting date.

Each such executive’s existing employment agreement with ExactTarget will continue to remain in effect, except as modified by his welcome letter, if such letters are entered into by the applicable executive, as described in further detail below.

Until such time as any welcome letter or other employment arrangement between salesforce.com and an ExactTarget executive officer (if any) is effective, each officer’s existing employment agreement with ExactTarget will continue to remain in effect. Each ExactTarget executive’s (Messrs. Dorsey, McCorkle, Kofoid, Kopp, Collins, and Ms. Dolan) employment agreement provides for an indefinite term, sets forth the terms and conditions of the applicable officer’s employment with ExactTarget, including compensation, eligibility for various ExactTarget benefit programs, confidentiality and assignment of inventions obligations, and customary non-competition and non-solicitation restrictive covenants.

In addition, each ExactTarget executive’s employment agreement provides for a lump sum severance payment equal to 50% (100% for Mr. Dorsey) of annual base salary and company-paid COBRA benefits for the executives and their eligible dependents for six (6) months (twelve (12) months for Mr. Dorsey) if their employment is terminated other than due to death, disability or termination for “unacceptable performance” or if they resign for “adequate reason” (as defined in the employment agreements and summarized below). If the ExactTarget executive is terminated without “cause” (and not due to death or disability) or resigns for “good reason,” concurrent with or within twelve (12) months following a “change in control” (as defined in the employment agreements and summarized below), the executive is instead entitled to receive a lump sum severance payment equal to the sum of 100% (150% for Mr. Dorsey) of annual base salary plus 50% of his or her bonus for the calendar year immediately preceding the year in which the termination date occurs, and also will receive company-paid COBRA benefits for him or her and his or her eligible dependents for twelve (12) months (eighteen (18) months for Mr. Dorsey).

In order to resign for adequate reason or good reason, the executive officer must provide ExactTarget at least thirty (30) days’ prior written notice identifying the acts or omissions constituting adequate reason or good reason, as applicable, that notice must be given within ninety (90) days after the first occurrence of such act or omission, and ExactTarget must be given the opportunity to cure such adequate reason and fail to do so within a thirty-day cure period.

For purposes of the employment agreements, the terms are generally defined as follows; however, under the proposed welcome letters to Messrs. Dorsey, McCorkle, Kofoid and Kopp, these definitions would be changed for these executives as described below if such welcome letters are agreed to by such executive officers:

“Adequate Reason” means, without the executive officer’s written consent, ExactTarget’s (i) material breach of the employment agreement, (ii) material reduction of the executive officer’s base compensation, or (iii) requirement that the executive officer perform the principal duties of employment at a location more than 40 miles from ExactTarget’s headquarters (or other location previously agreed to by the executive officer).

“Cause” means the executive officer’s (i) act or omission constituting fraud, (ii) commission of a felony, (iii) intentional disclosure of confidential information or (iv) material neglect of duty or serious misconduct that the executive officer failed to correct within 30 days after written notice, in each case that is materially injurious to ExactTarget. Following the Effective Time, if the executives enter into the proposed welcome letters with salesforce.com, the definition of “Cause” for such executive officers shall be revised so that references to ExactTarget shall mean salesforce.com, inc. and/or ExactTarget.

“Change in Control” means (i) ExactTarget’s consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction, more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons who were stockholders of ExactTarget immediately before the transaction or (ii) ExactTarget’s consummation of a sale of all or substantially all of its assets. Pursuant to the proposed welcome letters, the applicable executive officers would acknowledge that this definition shall refer solely to the change in control of ExactTarget as a result of the Offer and the Merger.

“Disability” means the executive officer is eligible for benefits under ExactTarget’s long-term disability program.

“Good Reason” means, without the executive officer’s prior written consent, ExactTarget’s (i) material breach of the employment agreement, (ii) material reduction of the executive’s base compensation, (iii) requirement that the executive officer perform the principal duties of employment at a location that is more than 40 miles from the location at which the executive officer was required to perform such duties immediately before the Change in Control, (iv) material diminution of the executive officer’s authority, duties or responsibilities, (v) material diminution in the budget over which the executive officer retains authority or (vi) material diminution in the authority, duties or responsibilities of the supervisor to whom the executive officer is required to report. Following the Effective Time, if the executives enter into the proposed welcome letters with salesforce.com, the definition of “Good Reason” for each such executive officer shall be revised so that references to ExcactTarget shall mean salesforce.com, inc. and/or ExactTarget and so that clauses (iv) through (vi) will relate only to such diminutions that occur after the effective date of the welcome letter and giving effect to the terms of the welcome letter. In addition, pursuant to the proposed welcome letters, each such executive officer would acknowledge that no “Good Reason” under his employment agreement has or will be triggered as a result of the Offer and the Merger (or of any events that are part of the Offer and the Merger), or any changes to such executive officer’s employment terms provided under, or as a result of, his welcome letter.

“Unacceptable Performance” means the executive officer’s (i) act or omission constituting Cause, (ii) willful and material failure to perform the duties of the executive officer’s employment that the executive officer failed to correct after written notice, (iii) willful and material violation of our code of ethics or written harassment policies or (iv) intentional breach of a material term or condition of the executive officer’s employment agreement that the executive officer failed to correct within five (5) days after written notice.

If the severance payments and benefits or any other payments or benefits provided for the ExactTarget executives constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, then those payments and benefits will either be (x) delivered in full (to the extent due) to the executive or (y) reduced to the minimum extent necessary so that no portion of the payments and benefits will be fail to be tax-deductible to the Company by reason of Section 280G of the Internal Revenue Code of 1986, as amended, whichever results in the greater amount of payments and benefits to the executive on an after-tax basis.

Pursuant to his or her ExactTarget option agreements and restricted stock unit agreements, on account of the transactions contemplated by the Acquisition Agreement, each ExactTarget executive will be entitled to accelerated vesting of the portion of each of his or her ExactTarget options and ExactTarget RSUs that would have become vested in the following twelve (12) months (twenty-four (24) months for Mr. Dorsey). These acceleration provisions will not relate to any equity awards granted by salesforce.com.

The above arrangements are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing and were not calculated based on the number of securities tendered or to be tendered in the Offer by any person.

This summary is qualified in its entirety by reference to the Form of Executive Welcome Letter, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(6) of the Schedule TO filed by salesforce.com and Purchaser, and to the Form of Employment Agreement between ExactTarget and each ExactTarget executive officer, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 10.4 to ExactTarget’s Registration Statement on Form S-1 filed with the SEC on February 23, 2012.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(d)(6)	Form of Executive Welcome Letter

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXCALIBUR ACQUISITION CORP.

By:	/s/ Sam Fleischmann
Name: Sam Fleischmann
Title: President

SALESFORCE.COM, INC.

By:	/s/ Burke F. Norton
Name: Burke F. Norton
Title: Executive Vice President and Chief Legal Officer

Dated: July 3, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 12, 2013.* †

(a)(1)(ii)	Form of Letter of Transmittal.* †

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(vi)	Form of Summary Advertisement as published on June 12, 2013, in The Wall Street Journal. †

(a)(5)(i)	Press Release issued by salesforce.com on June 4, 2013. (1)

(a)(5)(ii)	Press Release issued by salesforce.com on June 12, 2013. †

(a)(5)(iii)	Press Release issued by salesforce.com on June 25, 2013. †

(b)	Commitment Letter, dated as of June 3, 2013, among salesforce.com, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (2)

(d)(1)	Acquisition Agreement, dated as of June 3, 2013, by and among salesforce.com, Purchaser and ExactTarget. (3)

(d)(2)	Form of Support Agreement. (4)

(d)(3)	Confidentiality Agreement, dated as of November 5, 2012, by and between salesforce.com and ExactTarget. †

(d)(4)	Amendment to Confidentiality Agreement Dated November 5, 2012, dated as of May 15, 2013, by and between salesforce.com and ExactTarget. †

(d)(5)	Exclusivity Agreement, dated as of May 25, 3013, 2013, by and between salesforce.com and ExactTarget. †

(d)(6)	Form of Executive Welcome Letter

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(2)	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013
(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(4)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.